Exhibit 21.1
Subsidiaries of Guardant Health, Inc.

Name	Jurisdiction of Incorporation

Guardant Health AMEA, Inc.	Delaware

Guardant Health Pte. Ltd.	Singapore

Guardant Health Japan Corp.	Japan

Guardant Holdings (Switzerland) GmbH	Switzerland

Bellwether Bio, Inc.	Washington

Morpheus Merger Sub, Inc.	Delaware

Guardant Health Screening Corp.	Delaware

Guardant Health International, Inc.	Delaware

Guardant Health UK Limited	United Kingdom

Guardant Health Spain S.R.L.	Spain

Guardant Health China Co., Ltd.	China

Guardant Health India Private Limited	India